

January 29, 2024

Patrick Grove
Chief Executive Officer
Catcha Investment Corp
3 Raffles Place #06-01
Bharat Building
Singapore 048617

        Re: Catcha Investment Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed January 19, 2024
           File No. 001-40061

Dear Patrick Grove:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note that the company's Class A shares are listed on the New York Stock Exchange. We also note that you are proposing to extend the time period to complete a business combination for up to 39 months from the closing of your initial public offering. The NYSE Rule 102.06 requires that a special purpose acquisition company complete a business combination within 36 months. Please disclose that your proposal to extend your termination deadline beyond 36 months does not comply with this NYSE rule and describe the risks of your non-compliance with this rule, including that your shares may be subject to NYSE delisting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-3357 with any other questions.

                                                      Sincerely,

                                                      Division of Corporation Finance
                                                      Office of Real Estate & Construction

cc: Jocelyn Arel, Esq.